Exhibit 99.7

Optus Business to Offer NICE inContact CXone™ Cloud Customer
 Experience Platform in Australia

Optus Business customers to gain access to the world’s No. 1 cloud-based customer experience platform

Salt Lake City, February 20, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that Optus Business has signed a strategic partnership with NICE inContact to deliver NICE inContact CXone™ cloud customer experience platform throughout Australia. NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations combining best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence — all on an Open Cloud Foundation. The cloud omnichannel solution will provide Optus Business customers an easily deployed solution, with no on-premise infrastructure or upfront costs. In addition, NICE inContact CXone can be used to address immediate operational needs with a flexible usage model providing businesses with flexibility and scalability.

Cam Harris, Director Digital Business Solutions, Optus Business said: “Today’s customers expect a seamless contact experience whether connecting via phone, app or chat. Businesses want solutions that are easy to deploy, cost effective and improve productivity.

“Optus Business is pleased to bring the multi-channel solution to our Australian customers who are striving to deliver exceptional customer experiences with a reliable, quick solution,” said Mr. Harris.

Darren Rushworth, APAC President for NICE said: “Our partnership with Optus Business represents a key milestone in the global expansion of NICE inContact CXone and our efforts to help businesses move faster and work smarter. Businesses in Australia now have access to an affordable solution – with full support – previously deemed too complex to integrate.”

The partnership is an extension of the longstanding relationship between Optus and NICE.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Optus
Optus is an Australian leader in integrated communications - serving over ten million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, business network services, Internet and satellite services, as well as subscription and internet television.

Since commencing operations in 1992, Optus has invested more than A$17 billion in the construction of fixed, mobile and satellite networks, including central business district and suburban local access networks. These networks provide the company with an advanced technology platform capable of delivering integrated communications, information and entertainment services.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.